UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 21, 2017

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name:	Pierre Dulin
Title:	General Manager

BLADEX’S PROFITS FOR THE SECOND QUARTER AND HALF-YEAR 2017 WERE $17.5 MILLION, OR $0.44 PER SHARE, AND $40.9 MILLION, OR $1.04 PER SHARE, RESPECTIVELY

PANAMA CITY, REPUBLIC OF PANAMA, July 21, 2017

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the second quarter (“2Q17”) and half-year (“1H17” or “6M17”) ended June 30, 2017.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	6M17	6M16	2Q17	1Q17	2Q16
Key Income Statement Highlights
Total income	$72.7	$81.4	$34.4	$38.3	$44.4
Expenses:
Impairment loss from ECL on loans at amortized cost, loan commitments and financial guarantees contracts, and investment securities	$8.0	$13.3	$4.3	$3.7	$12.0
Operating expenses (1)	$23.8	$22.4	$12.6	$11.2	$10.1
Profit for the period	$40.9	$45.7	$17.5	$23.5	$22.3
Profitability Ratios
Earnings per Share ("EPS") (2)	$1.04	$1.17	$0.44	$0.60	$0.57
Return on Average Equity (“ROAE”) (3)	8.1%	9.4%	6.9%	9.4%	9.1%
Return on Average Assets (“ROAA”)	1.23%	1.21%	1.08%	1.39%	1.20%
Net Interest Margin ("NIM") (4)	1.91%	2.06%	1.80%	2.02%	2.06%
Net Interest Spread ("NIS") (5)	1.58%	1.84%	1.44%	1.71%	1.83%
Efficiency Ratio (6)	33%	28%	37%	29%	23%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$5,840	$6,767	$5,840	$6,141	$6,767
Treasury Portfolio	$79	$180	$79	$91	$180
Total assets	$6,422	$7,634	$6,422	$7,067	$7,634
Total stockholders' equity	$1,024	$992	$1,024	$1,019	$992
Market capitalization (7)	$1,078	$1,036	$1,078	$1,088	$1,036
Tier 1 Basel III Capital Ratio (8)	20.3%	15.6%	20.3%	19.0%	15.6%
Total assets / Total stockholders' equity (times)	6.3	7.7	6.3	6.9	7.7
Liquid Assets / Total Assets (9)	12.0%	11.9%	12.0%	17.3%	11.9%
NPL to Loan Portfolio	1.12%	1.30%	1.12%	1.14%	1.30%
Total allowance for ECL on loans at amortized cost, loan commitments and financial guarantee contracts to Commercial Portfolio	2.06%	1.60%	2.06%	1.89%	1.60%
Total allowance for ECL on loans, loan commitments and financial guarantee contracts to NPL (times)	1.9	1.3	1.9	1.8	1.3

2Q17 & 6M17 Highlights

Reported results:

•	Bladex’s Profits for the 2Q17 and 6M17 totaled $17.5 million (-25% QoQ, -22% YoY) and $40.9 million (-10% YoY), respectively, mainly on lower net interest income generated in 2Q17 (-15% QoQ, -23% YoY) totaling $63.8 million in 6M17 (-18% YoY) from decreased average loan portfolio balances, reflecting lower demand in several countries of the Region during the quarter, along with the Bank’s continued effort to reduce certain country, industry and client-specific exposures.

•	Fees and Other Income totaled $5.3 million in 2Q17 (+42% QoQ, flat YoY) and $9.0 million in first 6M17 (+11%), driven mostly by successful closings of two syndicated loan transactions during the 2Q17 and higher commissions YoY from letters of credit business activity.

Key performance metrics:

•	Year-to-date 2017 Annualized Return on Average Equity (“ROAE”) was 8.1% compared to 9.4% in 1H16, on lower profitability and stronger levels of capitalization. ROAE in 2Q17 was 6.9% vs. 9.4% in 1Q17 and 9.1% in 2Q16. Annualized Return on Average Assets (“ROAA”) was 1.23% in 1H17 (+2 bps YoY) and 1.08% in 2Q17 (-31 bps QoQ, -12 bps YoY).

•	2Q17 and 1H17 Net Interest Margin stood at 1.80% (-22 bps QoQ, -26 bps YoY), and 1.91% (-15 bps YoY), respectively, mainly from lower average lending portfolio balances and spreads, and the effects of an adjustment of the amortization of costs (forward points) associated with the hedging of foreign currency deposits.

•	Efficiency Ratio increased to 37% in 2Q17 (+7 pts QoQ, +14 pts YoY), and 33% in 6M17 (+5 pts YoY) on lower total income and higher, mostly non-recurring, severance expense.

•	The Tier 1 Basel III Capital Ratio strengthened to 20.3% at the end of 2Q17, compared to 19.0% a quarter ago, and 15.6% a year ago, reflecting higher capitalization on reduced levels of risk-weighted assets.

Commercial Portfolio & Quality:

•	As of June 30, 2017, end-of-period Commercial Portfolio balances stood at $5.8 billion (-5% QoQ, -14% YoY), with 2Q17 and 1H17 average balances of $5.7 billion (-7% QoQ, -15% YoY) and $5.9 billion (-13% YoY), respectively, reflecting lower credit demand on subdued economic momentum, combined with elevated market liquidity and the Bank’s continued focus on adjusting its portfolio concentration levels.

•	As of June 30, 2017, non-performing loans (“NPL”) recorded a net decrease of $2.8 million to $62.6 million, representing 1.12% of gross loan portfolio (“Loan Portfolio”) balances at the end of 2Q17, from NPL balances of $65.4 million, or 1.14% of the Loan Portfolio, last quarter, and $84.7 million, or 1.30% of the Loan Portfolio from last year. The coverage ratio of the total allowance for ECL to total Commercial Portfolio ending balances increased to 2.06% (+17 bps QoQ, +46 bps YoY) on lower Commercial Portfolio balances. Provisions for ECL increased $0.7 million QoQ, reflecting the positive effects of a completed restructuring process in Panama offset by the effects of protracted progress in other ongoing restructuring negotiations, and by the deterioration of one minor exposure in Brazil, which entered judicial restructuring proceedings.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 2Q17 results: “Market developments during the second quarter underscored generally challenging operating conditions in our markets. The positive growth momentum in Brazil seen earlier in the year experienced a significant setback in the wake of political developments in that country. There are faint signals of an economic recovery but they are probably not strong enough to help us overcome the economy’s significant challenges. This makes a scenario of emergence from the recession at a macro level this year, and a gradual strengthening of operating conditions at the business (micro) level somewhat more unlikely. This is impacting the progress of ongoing restructurings in our Brazil portfolio of non-performing loans, in stark contrast to the pace of restructuring proceedings in other countries, of which the positive resolution of our Panama NPL, is the latest example. Weak Brazil business dynamics are also having an impact on neighboring countries, where business activity remains subdued. Elsewhere in the Region, market dynamics are better supported by more moderate economic growth; however, the unusually high influx of USD liquidity into places like Argentina, Central America and the Caribbean by way of debt capital market issuances, repatriated funds and record levels of remittances, has affected local demand for US dollars, and increased the levels of prepayments of existing transactions.

Given all these challenges, our expectations for resuming asset growth in the second quarter were not met. We are expecting signs of seasonal strengthening in the second half of the year, as historical patterns would suggest that high levels of liquidity in the region from repatriated funds and remittances are unsustainable. In view of the first half of the year’s performance, we are revising our expectations for year-on-year portfolio growth, and now aim to reach at a minimum 2016 year-end portfolio levels.

This growth scenario will strengthen top line revenue in the second half of 2017. We also expect that margins will remain strong, underpinned by our lending and pricing discipline, and the steady rise in underlying market (base) rates, which tends to benefit the short-term nature of our portfolio. Our results have been impacted by this quarter´s adjustment relating to the time-based recognition (i.e. amortization) of forward points for the coverage of a small number of foreign currency deposits. These deposits represent funding at attractive costs and tenors for the Bank.

Our fee-based business showed good growth with two syndication transactions successfully completed this quarter, offsetting lower income in our Letters of Credit business on account of the weaker market dynamics. Our pipeline of upcoming syndicated transactions remains strong for the coming months and quarters.

The credit quality of our book of business remains very strong, as evidenced by a slight net decline in NPLs as mentioned above. We have worked diligently over the recent quarters and years to strengthen our credit underwriting process, and to further diversify our exposure profile. A negative impact on asset growth has been part of the cost to pay, but we have managed to pro-actively de-risk from what could have been other problem credits in our books. That said, we are above provision levels that we would consider “normal” for our business in a normalized economic credit cycle. Our allowances are slightly above 2% as relates to total outstanding Commercial Portfolio balances, and conservatively reflect the losses we expect to incur given the risks identified at this point in time.

The efficiency ratio has suffered this quarter due to non-recurring effects both on the total income side (adjusted amortization of forward points) and on the expense side (severance related payments), but should fundamentally remain well on track for improvement throughout the rest of the year.

With Tier 1 capitalization above 20%, high levels of liquidity, and a solid funding base, the Bank has a strong financial position to endure a prolonged down credit cycle in the Region while maintaining acceptable levels of profitability. We remain confident and committed to achieving our long term growth and profitability goals.” Mr. Amaral concluded.

RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held July 18, 2017, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the second quarter 2017. The dividend will be paid on August 17, 2017, to stockholders registered as of August 2, 2017.

▪	Ratings updates: On July 19, 2017, Fitch Ratings affirmed the Bank’s long- and short-term foreign currency Issuer Default Rating at ‘BBB+/F2’ respectively; with a “Stable” Outlook. On June 28, 2017, S&P Global Ratings affirmed the Bank’s global and national scale issuer credit ratings at ‘BBB/A-2’ and ‘mxAAA/mxA-1+’, respectively, with a “Stable” Outlook. Prior to that, on June 22, 2017, S&P Global Ratings had revised Panama’s Banking Industry Risk Assessment (“BICRA”) outlook to stable from negative, citing sooner-than-expected improvements in the country’s regulatory framework through the introduction and adoption of Basel III capital and liquidity rules, in addition to the enhancements in norms aimed at preventing money laundering, therefore, prompted the Bank´s outlook revised to stable from negative.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, and other expenses.

2)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

3)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

4)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

5)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

6)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income.

7)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

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8)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

9)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through June 30, 2017, Bladex had disbursed accumulated credits of approximately $250 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

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CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, July 21, 2017 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions. The replay passcode is: 35946478.

For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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